EXHIBIT 99.3
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[GRAPHIC OMITTED]
[LOGO - ABITIBI CONSOLIDATED]


                                                                    NEWS RELEASE
                                                                         A (TSX)
                                                                      ABY (NYSE)



         ABITIBI-CONSOLIDATED REPORTS THIRD QUARTER LOSS OF $69 MILLION
            Operating results impacted by strength of Canadian dollar

Q3 2003 Summary

o    Sales of $1.2 billion          o   Lumber duties of $20 million
o    EBITDA of $128 million         o   Interest expense down 14% from Q3 2002
o    Loss of $69 million
o    SG&A of $45 million


MONTREAL, October 22, 2003 - Abitibi-Consolidated Inc. reported a third quarter loss today of $69 million, or 16 cents a share compared to net earnings of $77 million, or 17 cents a share in the same quarter of 2002, which included the sale of 75% of the Company's Saint-Felicien, Quebec market pulp mill for a net profit of $289 million. Included in the current quarter's results is an after-tax gain of $7 million on translation of foreign currencies compared to a loss of $177 million in the third quarter of 2002, primarily from translating the Company's debt, which is mainly denominated in U.S. dollars, to Canadian dollars.

Though not a GAAP-measure, the loss would have been $90 million, or 20 cents per share before the gain on translation of foreign currencies and the positive impact resulting from the reassessment of the Company's income tax rate. This is an improvement of $9 million or 3 cents a share over the previous quarter. (see Table 1 of MD&A)

The third quarter operating loss from continuing operations was $31 million compared to an operating profit from continuing operations of $29 million for the same period last year and a loss of $46 million in the second quarter of 2003. (see Table 2 of MD&A)

The year-over-year change in operating results is largely attributable to the stronger Canadian dollar, lower prices for the Company's value-added papers and lower newsprint sales volumes. Offsetting these elements were higher North American newsprint selling prices and lower cost of goods sold in both the newsprint and wood products segments.


Despite higher selling prices in North America, mill nets for newsprint were lower compared with the same period last year, as a result of the stronger Canadian dollar and lower international mill nets, primarily at PanAsia.

"Newsprint price continues moving upward," said President and Chief Executive Officer, John Weaver. "That being said, prices remain well-below normalized levels, and coupled with the currency shift, conditions remain challenging. However, our team keeps

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chipping away at costs. In fact, our third quarter newsprint costs were at historically low levels, further solidifying our position as North America's lowest-cost producer."

During the quarter, the Company took 250,000 tonnes of market-related downtime in North America to balance production with its order book.


CURRENCY
The Canadian dollar strengthened by an average of 13% against the U.S. dollar compared to the third quarter of 2002. The Company estimates the unfavourable impact of the Canadian dollar appreciation on its operating results to be approximately $42 million compared to the same period last year.

INTEREST EXPENSE
During the quarter, the Company's $94 million interest expense was $15 million lower than the same quarter last year and $1 million less than the previous quarter.

CAPEX
The Company spent $68 million on capital expenditures during the quarter, for a year-to-date total of $162 million. The project to convert the Alma, Quebec newsprint mill to produce Equal Offset(TM) continued on schedule and on budget. The Company continues to expect the mill to exit newsprint and begin producing Equal Offset(TM) in the third quarter of 2004.

PANASIA
In the third quarter, PanAsia announced the creation of a 65-35 percent joint venture with Hebei Longteng Paper Corporation of China to build and operate a newsprint mill near Beijing. Construction of the mill will begin during the first quarter of 2004 and it is expected to start production during the third quarter of 2005 with a capacity of 330,000 tonnes per year. The investment of approximately US$300 million will be funded entirely by PanAsia without any direct cash contribution from either of its shareholders. This will triple PanAsia's production capacity in what's expected to be the world's highest growth region.

CONFERENCE CALL
A conference call hosted by management to discuss quarterly results will be held today at 11 a.m. (Eastern time). The call will be webcast at www.abitibiconsolidated.com, under the "Investor Relations" section. A slide presentation to be referenced on the call will also be made available in the same section prior to the call. Participants not able to listen to the live call can access a replay along with the slide presentation, both of which will be archived online.

Abitibi-Consolidated is the world's leading producer of newsprint and value-added paper as well as a major producer of wood products, generating sales of $5.1 billion in 2002. With 16,000 employees, the Company does business in more than 70 countries. Responsible for the forest management of 18 million hectares, Abitibi-Consolidated is committed to the sustainability of the natural resources in its care. The Company is also the world's largest recycler of newspapers and magazines, serving 17 metropolitan areas with more than 10,000 Paper Retriever(R) collection points. Abitibi-Consolidated operates 27 paper mills, 21 sawmills, 3 remanufacturing facilities and 1 engineered wood facility in Canada, the US, the UK, South Korea, China and Thailand.

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Contacts:


INVESTORS:                              MEDIA:

Lorne Gorber                            Marc Osborne
Manager, Investor Relations             Manager, Corporate Communications
                                        & Media Relations
(514) 394-2360                          (514) 394-2340


FORWARD-LOOKING STATEMENTS

This disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic conditions in the U.S. and Canada and in countries in which the Company and its subsidiaries currently do business; industry conditions, the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in the availability or costs of raw materials or electrical power; changes in existing forestry regulations or changes in how they are administered which could result in the loss of certain contractual or other rights or permits which are material to the Company's business; increased competition; the lack of availability of qualified personnel or management; the outcome of certain litigation; labour unrest; and fluctuation in foreign exchange or interest rates. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.